SCHEDULE 13G

Amendment No. 1
Vodafone Group Public Limited Company
American Depository Receipt
Cusip # 92857T107
Filing Fee: No


Cusip # 92857T107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	343,790
Item 6:	28,000
Item 7:	18,317,820
Item 8:	28,000
Item 9:	18,348,820
Item 11:	20.55%
Item 12:	HC




Cusip # 92857T107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	55,500
Item 6:	28,000
Item 7:	18,317,820
Item 8:	28,000
Item 9:	18,348,820
Item 11:	20.55%
Item 12:	IN



Cusip # 92857T107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	18,317,820
Item 8:	None
Item 9:	18,348,820
Item 11:	20.55%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Vodafone Group Public Limited Company

Item 1(b).	Name of Issuer's Principal Executive Offices:

		The Courtyard, 2-4 London Road, Newbury
		Berkshire RG14 1JX, England

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		American Depository Receipt

Item 2(e).	CUSIP Number:

		92857T107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	18,348,820

	(b)	Percent of Class:
	20.55%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	343,790

	(ii)	shared power to vote or to direct the vote:
	28,000

	(iii)	sole power to dispose or to direct the disposition of:
	18,317,820

	(iv)	shared power to dispose or to direct the disposition of:
	28,000




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depository Receipt of Vodafone Group
Public Limited Company. The interest of one person, Fidelity Advisor Growth Opportunities Portfolio, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipt of Vodafone Group Public Limited Company, amounted to 7,272,900 shares or 8.15% of the total outstanding American Depository Receipt at August 31, 1996.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the American Depository Receipt of Vodafone Group
Public Limited Company at August 31, 1996 is true, complete and correct.



	September 9, 1996
Date



	/s/Arthur S. Loring
Signature


	Arthur S. Loring, Vice
President
Name/Title


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 17,850,730 American Depository Receipts or 19.99% of the American Depository Receipts outstanding of Vodafone Group Public Limited Company ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Advisor Growth Opportunities Portfolio, amounted to 7,272,900 American Depository Receipts or 8.15% of the American Depository Receipt outstanding. Fidelity Advisor Growth Opportunities Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 17,850,730 American Depository Receipt owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the American Depository Receipt owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 411,590 American Depository Receipt or 0.46% of the American Depository Receipt outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 411,590 American Depository Receipts and sole power to vote or to direct the voting of 288,290 American Depository Receipt, and no power to vote or to direct the voting of 123,300 Shares of American Depository Receipt owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. The number of shares of American Depository Receipt of the Company reported herewith includes 86,500 American Depository Receipts or 0.10% of American Depository Receipts owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or an Edward C. Johnson 3d family member for which Edward C.
Johnson 3d serves as trustee.

	Edward C. Johnson 3d has sole voting and dispositive power over 55,500 American Depository Receipts, shared voting and dispositive power over 28,000 American Depository Receipts, and no voting or dispositive power over 3,000 American Depository Receipts.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on September 9, 1996, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the American Depository Receipts of Vodafone Group Public Limited Company at August 31, 1996.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Advisor Growth Opportunities
Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary